Exhibit 3

                               USE OF PROCEEDS/TABLE

     The following table sets out the anticipated use of the proceeds from this offering. These are based on projections generated by management and also include estimates. For purposes of this table, management has assumed the maximum proceeds of the offering have been received and allocated equally between the two operating companies to be acquired: Great Northern Group Inc, and Intertech Global Marketing Group Inc.

Total Proceeds from Offering if
Maximum Sold                                      $10,000,000.00

Less: Offering Expenses                           $   110,640.00

Net Proceeds from offering                        $ 9,889,360.00

To be Allocated to
Great Northern Group Inc.         $4,944,680.00

To be Allocated to
Intertech Global Marketing Inc.   $4,944,680.00
                                  -------------   --------------
                                  $9,889,360.00   $ 9,889,360.00